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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ______)*



            English Language Learning and Instruction System, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, Par Value $.00001
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   29326P100
        ---------------------------------------------------------------
                                (CUSIP Number)

           Victor I. Chang, Esq. c/o Testa, Hurwitz & Thibeault, LLP
                125 High Street, Boston MA 02110 (617) 248-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 20, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 29326P100
         -----------------
-----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Camden Partners Strategic Fund II-A, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                  [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 29326P100
         -----------------
-----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Camden Partners Strategic Fund II-B, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                  [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 29326P100
         -----------------
-----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Camden Partners Strategic II, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Liability Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                  [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 29326P100
         -----------------
-----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Donald W. Hughes
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                  [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 29326P100
         -----------------
-----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Richard M. Johnston
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                  [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 29326P100
         -----------------
-----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      George Stelljes, III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                  [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 29326P100
         -----------------
-----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      David L. Warnock
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                  [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 Schedule 13D

Item 1.   Security and Issuer.
          --------------------

          This statement relates to the Common Stock, $.00001 par value per share (the "Common Stock"), of English Language Learning & Instruction System, Inc. (the "Issuer"), having its principal executive offices at 3520 North University Avenue, Suite 275, Provo, Utah 84604.

Item 2.   Identity and BackGround.
          ------------------------

          This statement is being filed by (i) Camden Partners Strategic Fund II-A, L.P. ("Fund II-A"), (ii) Camden Partners Strategic Fund II-B, L.P. ("Fund II-B"), (iii) Camden Partners Strategic II, LLC ("Strategic II"), the sole general partner of Fund II-A and Fund II-B, (iv) Donald W. Hughes ("Hughes"), a managing member of Strategic II, (v) Richard M. Johnston ("Johnston"), a managing member of Strategic II, (vi) George Stelljes, III ("Stelljes"), a managing member of Strategic II, and (vii) David L. Warnock ("Warnock"), a managing member of Strategic II. Fund II-A, Fund II-B, Strategic II, Hughes, Johnston, Stelljes and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

          The state of organization for Fund II-A, Fund II-B and Strategic II is Delaware. The principal business of Fund II-A and Fund II-B is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic II is to act as the sole general partner of Fund II-A and Fund II-B. The principal activities of Hughes, Johnston, Stelljes and Warnock are their activities as managers performed on behalf of Fund II-A, Fund II-B and Strategic
II. The address of the principal business office of the Reporting Persons is One South Street, Suite 2150, Baltimore, Maryland 21202.

          During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          On September 20, 2001, Fund II-A purchased 944,000 shares of the Issuer's Series A Preferred Stock ("Preferred Stock") and 472,000 shares of Common Stock for an aggregate purchase price of $3,776,000. The working capital of Fund II-A was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

          On September 20, 2001, Fund II-B purchased 56,000 shares of Preferred Stock and 28,000 shares of Common Stock for an aggregate purchase price of $224,000. The working capital of Fund II-B was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

Item 4.   Purpose of Transaction.
          -----------------------

          Fund II-A and Fund II-B acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Fund II-A and Fund II-B may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

          Exception.  Pursuant to the terms of a certain common stock and series
          ----------
A preferred stock purchase agreement, dated as of September 20, 2001 (the "Purchase Agreement", attached hereto as Exhibit 2), by and among the Issuer, Fund II-A and Fund II-B, the Issuer may sell up to (i) 285,000 shares of Common Stock to third party purchasers acceptable to Fund II-A and Fund II-B at a purchase price of at least $2.00 per share and (ii) 500,000 shares of Common Stock to third party purchasers acceptable to Fund II-A and Fund II-B at a purchase price of at least $3.00 per share.

          Exception.  Pursuant to the terms of a certain stockholders
          ----------
agreement, dated as of September 20, 2001 (the "Stockholders Agreement", attached hereto as Exhibit 3), by and among the Issuer, Fund II-A, Fund II-B and certain stockholders of the Company listed therein (such stockholders being Dr. Frank Otto, Timothy Otto and Jan Otto, collectively referred to herein as the "Stockholders"), the Issuer agreed to fix the size of its board of directors at seven directors and granted Fund II-A and Fund II-B the right to nominate, collectively, a single director to the board of directors of the Issuer. Pursuant to the terms of the Stockholders Agreement, the Stockholders agreed that, in the event that any Stockholder seeks to sell all or part of their shares of Common Stock to a third party, Fund II-A and Fund II-B will have rights of "first refusal" with respect to such shares of Common Stock and "co-sale" rights with respect to shares of the Issuer's capital stock of Fund II-A and Fund II-B. Pursuant to terms of the Stockholders Agreement, the Stockholders agreed that, in the event that Fund II-A and Fund II-B vote in favor of a transaction that qualifies as a sale of the company, each Stockholder will take all necessary or desirable action within his, her or its control in order to vote in favor of such transaction. Pursuant to the Stockholders Agreement, the Issuer has granted Fund II-A and Fund II-B the right to purchase a portion of certain new securities which the Company may, from time to time, propose to sell and issue.

          Exception.  Pursuant to the terms of a certain registration rights
          ----------
agreement, dated as of September 20, 2001 (the "Registration Rights Agreement", attached hereto as Exhibit 4), by and among the Issuer, Fund II-A and Fund II-B, Fund II-A and Fund II-B are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to certain shares of Common Stock and certain shares of the Issuer's capital stock.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) Fund II-A is the record owner of 472,000 shares of Common Stock (the "II-A Common Stock) and 944,000 shares of Preferred Stock (the "II-A Preferred Stock"), which is convertible, at the option of Fund II-A at any time, into an equal number of shares of Common Stock as of the date hereof. The Preferred Stock may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events which are outlined in the Issuer's Amended and Restated Certificate of Incorporation (the "Charter", attached hereto as Exhibit 5).

          Fund II-B is the record owner of 28,000 shares of Common Stock (the "II-B Common Stock") and 56,000 shares of Preferred Stock (the "II-B Preferred Stock"), which is convertible, at the option of Fund II-B at any time, into an equal number of shares of Common Stock as of the date hereof. The Preferred Stock may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events which are outlined in the Issuer's Charter.

          The II-A Common Stock, II-A Preferred Stock, II-B Common Stock and II-B Preferred Stock are sometimes referred to herein as the "Subject Securities."

          Pursuant to the limited partnership agreement of Fund II-A and the limited partnership agreement of Fund II-B, each dated July 31, 2000, their partners agreed that any securities that are acquired by both Fund II-A and Fund II-B shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Fund II-A and Fund II-B may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic II, Hughes, Johnston, Stelljes and Warnock each disclaim membership in the aforementioned group.

          Because of their relationship as affiliated entities, both Fund II-A and Fund II-B may be deemed to own beneficially the Subject Securities. As the general partner of Fund II-A and Fund II-B, Strategic II may be deemed to own beneficially the Subject Securities. As managing members of Strategic II, Hughes, Johnston, Stelljes and Warnock may be deemed to own beneficially the Subject Securities.

          By virtue of the Stockholders Agreement, each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to that agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Subject Securities, an additional 10,626,000 shares of the Issuer's Common Stock (the "Agreement Shares").

          Fund II-A disclaims beneficial ownership of the II-B Common Stock and the II-B Preferred Stock. Fund II-B disclaims beneficial ownership of the II-A Common Stock and the II-A Preferred Stock. Fund II-A and Fund II-B each disclaim beneficial ownership of the Agreement Shares. Strategic II, Hughes, Johnston, Stelljes and Warnock each disclaim beneficial ownership of the Subject Securities and the Agreement Shares.

          Each of the Reporting Persons may be deemed to own beneficially 9.48% of the Issuer's Common Stock, which percentage is calculated upon (i) 14,232,221 shares of the Issuer's Common Stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001,
(ii) the number of shares of Common Stock issued to Fund II-A and Fund II-B on September 20, 2001 and (iii) the number of shares of Common Stock into which the II-A Preferred Stock and the II-B Preferred Stock would convert as of the date hereof (1,500,000 shares of the Issuer's Common Stock total for (ii) and (iii) of this paragraph). Such calculation of deemed beneficial ownership does not reflect potential deemed beneficial ownership of the Agreement Shares.

          (b)  Number of shares of Common Stock as to which each such person has
                    (i)    Sole power to vote or direct the vote:
                              0 shares for each Reporting Person;
                    (ii)   Shared power to vote or direct the vote:
                              1,500,000* shares for each Reporting Person;
                    (iii)  Sole power to dispose or to direct the disposition:
                              0 shares for each Reporting Person;
                    (iv)   Shared power to dispose or to direct the disposition:
                              1,500,000* shares for each Reporting Person.

          * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

          (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Issuer's capital stock during the last 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of any shares of Common Stock beneficially owned by any of the Reporting Persons.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to
          ----------------------------------------------------------------------
Securities of the Issuer.
-------------------------

          Pursuant to the limited partnership agreement of Fund II-A and the limited partnership agreement of Fund II-B, each dated July 31, 2000, their partners agreed that any securities that are acquired by both Fund II-A and Fund II-B shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

          Pursuant to the terms of the Purchase Agreement (attached hereto as Exhibit 2), Fund II-A purchased 472,000 shares of Common Stock and 944,000 shares of Preferred Stock for an aggregate purchase price of $3,776,000. Pursuant to the terms of the Purchase Agreement, Fund II-b purchased 28,000 shares of Common Stock and 56,000 shares of Preferred Stock for an aggregate purchase price of $224,000. Pursuant to the terms of the Purchase Agreement, the Issuer may sell up to (i) 285,000 shares of Common Stock to third party purchasers acceptable to Fund II-A and Fund II-B at a purchase price of at least $2.00 per share and (ii) 500,000 shares of Common Stock to third party purchasers acceptable to Fund II-A and Fund II-B at a purchase price of at least $3.00 per share.

          Pursuant to the terms of the Stockholders Agreement (attached hereto as Exhibit 3), the Issuer agreed to fix the size of its board of directors at seven directors and granted Fund II-A and Fund II-B the right to nominate, collectively, a single director to the board of directors of the Issuer. Pursuant to the terms of the Stockholders Agreement, the Stockholders agreed that, in the event that any Stockholder seeks to sell all or part of their shares of Common Stock to a third party, Fund II-A and Fund II-B will have rights of "first refusal" with respect to such shares of Common Stock and "co-sale" rights with respect to shares of the Issuer's capital stock of Fund II-A and Fund II-B. Pursuant to terms of the Stockholders Agreement, the Stockholders agreed that, in the event that Fund II-A and Fund II-B vote in favor of a transaction that qualifies as a sale of the company, each Stockholder will take all necessary or desirable action within his, her or its control in order to vote in favor of such transaction. Pursuant to the Stockholders Agreement, the Issuer has granted Fund II-A and Fund II-B the right to purchase a portion of certain new securities which the Company may, from time to time, propose to sell and issue.

          Pursuant to the terms of the Registration Rights Agreement (attached hereto as Exhibit 4), Fund II-A and Fund II-B are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to certain shares of Common Stock and certain shares of the Issuer's capital stock.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

   Exhibit 1  -  Agreement regarding filing of joint Schedule 13D.

   Exhibit 2  -  Execution copy of the Common Stock and Series A Preferred Stock
                 Purchase Agreement, dated September 20, 2001, by and among the Issuer, Fund II-A and Fund II-B.

   Exhibit 3  -  Execution copy of the Stockholders Agreement, dated September
                 20, 2001, by and among the Issuer, Fund II-A, Fund II-B, Dr. Frank Otto, Timothy Otto and Jan Otto.

   Exhibit 4  -  Execution copy of the Registration Rights Agreement, dated
                 September 20, 2001, by and among the Issuer, Fund II-A and Fund II-B.

   Exhibit 5  -  Amended and Restated Certificate of Incorporation of English
                 Language Learning and Instruction System, Inc., as filed with the Secretary of State of the State of Delaware on September 20, 2001.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2001

                    /s/ Donald W. Hughes
                    --------------------------------
                    Donald W. Hughes


                    /s/ Richard M. Johnston
                    --------------------------------
                    Richard M. Johnston


                    /s/ George Stelljes, III
                    --------------------------------
                    George Stelljes, III


                    /s/ David L. Warnock
                    --------------------------------
                    David L. Warnock


         CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

         By:   CAMDEN PARTNERS STRATEGIC II, LLC
               Its Sole General Partner


         By:   /s/ Donald W. Hughes
               -------------------------------------
               Donald W. Hughes, Managing Member


         By:   /s/ Richard M. Johnston
               -------------------------------------
               Richard M. Johnston, Managing Member


         By:   /s/ George Stelljes, III
               -------------------------------------
               George Stelljes, III, Managing Member


         By:   /s/ David L. Warnock
               -------------------------------------
               David L. Warnock, Managing Member

         CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

         By:   CAMDEN PARTNERS STRATEGIC II, LLC
               Its Sole General Partner


         By:   /s/ Donald W. Hughes
               -------------------------------------
               Donald W. Hughes, Managing Member


         By:   /s/ Richard M. Johnston
               -------------------------------------
               Richard M. Johnston, Managing Member


         By:   /s/ George Stelljes, III
               -------------------------------------
               George Stelljes, III, Managing Member


         By:   /s/ David L. Warnock
               -------------------------------------
               David L. Warnock, Managing Member

         CAMDEN PARTNERS STRATEGIC II, LLC


         By:   /s/ Donald W. Hughes
               -------------------------------------
               Donald W. Hughes, Managing Member


         By:   /s/ Richard M. Johnston
               -------------------------------------
               Richard M. Johnston, Managing Member


         By:   /s/ George Stelljes, III
               -------------------------------------
               George Stelljes, III, Managing Member


         By:   /s/ David L. Warnock
               -------------------------------------
               David L. Warnock, Managing Member